January 19, 2023

CORRESPONDENCE FILED VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento & Dillon Hagius

Re:	Sesen Bio, Inc.

Registration Statement on Form S-4 (File No. 333-267891)

Request for Acceleration of Effective Date

Dear Ms. Sarmento & Mr. Hagius:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sesen Bio, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on January 19, 2023, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Tiffany Posil of Hogan Lovells US LLP at (202) 637-3663.

[Signature page follows]

Sincerely,

Sesen Bio, Inc.

/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Corporate Secretary